Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Full Year 2022 Results

•
On track to dose the first patients in MSS CRC and PROC triple combination proof of concept studies in Q1 2023 and Q2 2023, respectively, with the combination of potential first-in-class anti-PVRIG, COM701, potential best-in-class anti-TIGIT, COM902 and pembrolizumab

•	Initial findings from both triple combination studies expected by end of 2023

•	Approximately $83.7 million in cash, as of end of 2022, expected to fund operations at least through the end of 2024

HOLON, ISRAEL – February 27, 2023 – Compugen Ltd. (Nasdaq: CGEN), (“Compugen”, the “Company”), a clinical-stage cancer immunotherapy company and pioneer in computational target discovery, today reported financial results for the fourth quarter and full year 2022 and provided an update on its main highlights from 2022 and future plans.

“Compugen made significant progress in 2022, including the presentation of encouraging data from sixty patients in tumor types typically not responding to immunotherapy, namely platinum resistant ovarian cancer (PROC) and microsatellite stable colorectal cancer (MSS CRC),” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “Reporting clinical responses along with immune activation in patients with less immunogenic cancers is strongly suggestive of a COM701 mediated effect and consistent with our extensive understanding of the biology and data collected from biopsies. I am excited that we are on track to dose the first patients in two small proof of concept studies with COM701 in combination with COM902 and pembrolizumab in these indications in the first and second quarter of this year. The goal of these studies is to further substantiate the evidence, gain more insights into the contribution of components and build on the extensive biomarker work we are doing to identify the patients most likely to respond, to inform on next steps for a potential path to registration in these indications.”

Dr. Cohen-Dayag added, “I am delighted to see the progress AstraZeneca is making with their PD-1/TIGIT bispecific antibody, rilvegostomig, derived from our Fc reduced effector function anti-TIGIT, COM902. In 2022, AstraZeneca advanced rilvegostimub into Phase 2 studies in metastatic non-small cell lung cancer, triggering a $7.5 million milestone payment for Compugen. They also expanded the rilvegostomig development program across multiple indications and combinations with plans to initiate a new Phase 3 study in 2023. It is validating for COM902, to see multiple companies advancing their TIGIT programs and in particular programs with differentiated anti-TIGIT antibodies with reduced or inactive Fc effector function. However, it has always been our belief that blocking only TIGIT may not be enough, even by adding PD-1 blockade, and blocking PVRIG may be required to sensitize tumors to PD-1 and possibly TIGIT blockade. This is the basis of our differentiated triple combination clinical strategy which starts to play out in the clinic.”

Dr. Cohen-Dayag continued, “We are very excited about our latest discovery of a novel way to harness cytokine biology for anti-cancer therapeutics discovered using our computational discovery capabilities. We identified a known pathway in cancer, the immunostimulatory cytokine interleukin-18 (IL-18), a T and NK cell activator which is highly expressed in the tumor microenvironment but is inhibited by another soluble protein, interleukin-18 binding protein, which prevents its biological activity against tumors. As this is one of the rare cytokines that is naturally blocked by an endogenous binding protein, it presents a unique opportunity to use an antibody to release the blockade of IL-18 to enable its natural immune stimulatory activity, mostly at the tumor bed with minimal peripheral activation of the immune system. We believe this approach may overcome inherent challenges that therapeutic cytokines are facing, when given systemically. COM503 is a potential first-in-class high affinity antibody, which blocks the interaction between IL-18 binding protein and IL-18, thereby releasing the natural IL-18 into the tumor microenvironment to inhibit cancer growth. We are currently advancing COM503 into IND enabling studies and plan to file an IND in 2024.”

Upcoming Expected Milestones:

 Microsatellite Stable Colorectal Cancer Proof of Concept Study

•	On track to dose first patients in Q1 2023
•	Complete enrollment by the end of 2023
•	Report initial findings by the end of 2023
•	Report full data in H1 2024

Platinum Resistant Ovarian Cancer Proof of Concept Study

•	On track to dose first patient in Q2 2023
•	Complete 50% enrollment by the end of 2023
•	Report initial findings by the end of 2023
•	Complete full enrollment in H1 2024

Additional data from cohort expansion studies (COM701 + nivolumab +/-BMS-986207)

•	Continue to monitor patients in studies with Bristol Myers Squibb
•	Report findings including PROC longer term follow-up and data collected from biopsies in 2023

COM503

•	Present pre-clinical data in 2023
•	File an IND in 2024

Proof of Concept Studies
Treatment	Tumor type	Number of patients	Inclusion criteria
COM701+ COM902+ pembrolizumab	Metastatic microsatellite stable colorectal cancer (MSS CRC)	Up to 20	≤ 3L prior therapy PD- (L)1 naive Includes liver metastases
COM701+ COM902+ pembrolizumab (*)	Platinum resistant ovarian cancer (PROC)	Up to 40	≤ 3 lines of prior therapy ICI naïve Includes all histologies
*Following completion of enrollment of the first 20 PROC patients in the triplet arm, the intention is to evaluate the addition of a doublet arm of up to 20 patients, without anti-TIGIT, COM902

Fourth Quarter 2022 and Full Year 2022 Financial Highlights

Cash: As of December 31, 2022, Compugen had approximately $83.7 million in cash, cash equivalents, restricted cash and short-term bank deposits compared with approximately $117.8 million as of December 31, 2021. Compugen expects that its current cash will be sufficient to fund its operating plans at least through the end of 2024. The Company has no debt.

Revenues: Compugen reported $7.5 million in revenue for the fourth quarter and for the year ended December 31, 2022, compared to no revenue and $6.0 million revenue for each of the comparable periods in 2021, respectively.

R&D expenses for the fourth quarter and year ended December 31, 2022, were $7.3 million, and $30.6 million, respectively, compared with $5.8 million and $28.7 million for the comparable periods in 2021. Research and development expenses, as a percentage of total operating expenses, were 73% in 2022 compared to 71% in 2021.

G&A expenses for the fourth quarter and year ended December 31, 2022 were $2.5 million and $10.3 million, respectively, compared with approximately $2.7 million and approximately $10.9 million for the comparable periods in 2021.

Net Income / Loss: During the fourth quarter, Compugen reported a net loss of $3.1 million, or 4 cents per basic and diluted share, compared to a net loss of $8.6 million, or 10 cents per basic and diluted share in the comparable period of 2021. Net loss for the year ended December 31, 2022, was $33.7 million, or 39 cents per basic and diluted share, compared with a net loss of $34.2 million, or 41 cents per basic and diluted share in the comparable period in 2021.

2023 cash guidance: Compugen expects 2023 cash burn to be in the range of $37 to $39 million.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, February 27, 2023, at 8:30 AM ET to review its fourth quarter and full year 2022 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen currently has one partnered program, namely rilvegostomig (previously AZD2936), a TIGIT/PD-1 bi-specific derived from COM902, that is in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is in pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding timing to dose first patients in MSS CRC and PROC triple combination proof of concept studies, timing to share initial findings from both of these triple combination studies and timing on other expected milestones; statements regarding AstraZeneca’s plans to initiate a new Phase 3 trial evaluating rilvegostomig in 2023; statements regarding the belief that blocking only TIGIT may not be enough, even by adding PD-1 blockade, and blocking PVRIG may be required to sensitize tumors to PD-1 and possibly TIGIT blockade; statements regarding the belief that our approach with COM503 may overcome inherent challenges that therapeutic cytokines are facing, when given systemically; and statements regarding regarding our expectation that our 2023 cash burn will be in the range of $37 to $39 million and that our cash as of end of 2022, is expected to fund operations at least through the end of 2024. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2022	2021	2022	2021
	Unaudited	Unaudited

Revenues	7,500	-	7,500	6,000
Cost of revenues	975	-	975	680
Gross profit	6,525	-	6,525	5,320

Operating expenses
Research and development expenses	7,327	5,843	30,648	28,694
Marketing and business development expenses	191	211	932	842
General and administrative expenses	2,536	2,726	10,319	10,858
Total operating expenses	10,054	8,780	41,899	40,394

Operating loss	(3,529)	(8,780)	(35,374)	(35,074)
Financial and other income, net	495	135	1,738	871
Loss before taxes on income	(3,034)	(8,645)	(33,636)	(34,203)
Taxes on income	58	-	58	-
Net loss	(3,092)	(8,645)	(33,694)	(34,203)

Basic and diluted net loss per ordinary share	(0.04)	(0.10)	(0.39)	(0.41)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	86,624,643	85,358,848	86,555,628	84,203,971

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2022	2021

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	83,708	117,762
Other accounts receivable and prepaid expenses	2,417	5,460
Total current assets	86,125	123,222

Non-current assets
Long-term prepaid expenses	1,899	1,911
Severance pay fund	2,794	3,125
Operating lease right to use asset	1,826	2,247
Property and equipment, net	1,532	1,658
Total non-current assets	8,051	8,941

Total assets	94,176	132,163

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	10,981	12,699
Current maturity of operating lease liability	613	768
Short-term deferred participation in R&D expenses	325	3,629
Total current liabilities	11,919	17,096

Non-current liabilities
Long-term deferred participation in R&D expenses	-	2,715
Long-term operating lease liability	1,312	1,982
Accrued severance pay	3,265	3,677
Total non-current liabilities	4,577	8,374

Total shareholders' equity	77,680	106,693

Total liabilities and shareholders' equity	94,176	132,163